April 29, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

RE:    Principal Life Insurance Company
Separate Account B
Principal Investment Plus Variable Annuity
Post-Effective Amendment No. 4 to Registration Statement on Form N-4
File No.: 811-02091, 333-188293
Accession Number: 0000009713-15-000007

Ladies and Gentlemen:

On February 23, 2015, we filed the above referenced post-effective amendment to the N-4 registration statement on Form Type 485APOS in error. We hereby request that such post-effective amendment to the registration statement be withdrawn at your earliest convenience. We request this withdrawal because changes to rider charges and withdrawal benefit payment percentages were omitted in error.

Please call me at 515-362-2384 if you have any questions. Thank you for your assistance in this matter.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant